Exhibit (4)(u)

RIDER

FUTURE INCOME

Please read all provisions of this Rider carefully.

This Rider is attached to and made a part of the Policy. All of the terms and provisions contained in the Policy apply to this Rider unless otherwise amended by or specified in this Rider. Capitalized terms used but not defined in this Rider have the meaning set forth in the Policy. In the case of a conflict between any provisions contained in the Policy and this Rider, the provisions of this Rider will control. We will automatically cancel this Rider upon receipt of a written request to cancel the Policy during the Right to Return Policy period described on the front cover of the Policy.

We automatically include this Rider in your Policy at no charge. This Rider provides you with an option to purchase deferred guaranteed income for the lifetime of the Annuitant, as described below.

THIS RIDER DOES NOT HAVE ANY CASH SURRENDER VALUE.

DEFINITIONS

If you exercise this Rider by making Future Income Purchases, any of the following terms that appear in the Policy’s Definitions section are hereby deleted in their entirety and replaced with the corresponding term below.

ADJUSTED RETURN OF PREMIUM DEATH BENEFIT PROPORTIONAL WITHDRAWAL: An amount equal to the amount withdrawn from the Policy (including any amount withdrawn that may include Surrender Charges and any deductions made for Future Income Purchases), divided by the Policy’s Accumulation Value immediately preceding the withdrawal, multiplied by the Adjusted Return of Premium Death Benefit immediately preceding the withdrawal. If you exercise this Rider by making a Future Income Purchase, this definition supersedes the definition of this same term provided in the Definitions section of the Policy.

ANNUITANT: The person(s) named on the Policy Data Page whose life determines the Income Payments (if you Annuitize the Policy) and Future Income Payments available under this Rider. Unless otherwise stated, the Annuitant is the Owner of the Policy. If you exercise this Rider by making a Future Income Purchase, this definition supersedes the definition of this same term provided in the Definitions section of the Policy.

ANNUITIZATION (“Annuitize”): An election to surrender the Policy and apply the Accumulation Value to an Income Payment option we make available on the Annuity Commencement Date, as described in the Income Payments section of the Policy.

CUMULATIVE FUTURE INCOME PURCHASES: On any Business Day, the total amount of the Variable Accumulation Value used to make Future Income Purchases.

FUTURE INCOME START DATE: The date on which Future Income Payments begin under the Policy. You will select this date upon making your first Future Income Purchase.

FUTURE INCOME PAYMENTS: Fixed periodic income payments that NYLIAC makes to the named Payee beginning on the Future Income Start Date, payable during the lifetime of the Annuitant.

FUTURE INCOME PURCHASE: A voluntary deduction by the Owner of a portion of the Variable Accumulation Value from the Investment Divisions in the form of Accumulation Units, used to purchase Future Income Payments. Each purchase will increase the Future Income Payment amount. Future Income Purchases include systematic Future Income Purchases, which we execute automatically on a recurring basis in accordance with your instructions. You may make these purchases in addition to independent Future Income Purchases.

FUTURE INCOME PURCHASE RATE: The income purchase rate in effect at the time that we process a Future Income Purchase. A different Future Income Purchase Rate may apply to each Future Income Purchase.

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LIFE CONTINGENT INCOME PAYMENT: Any income payment that requires an Annuitant to be living on a scheduled income payment date.

RIDER DATA PAGE: The pages preceding this Rider, entitled “Rider Data Page,” containing the Rider specifications.

SECTION A – FUTURE INCOME PAYMENTS

A.1 How We Determine Future Income Payments

Only the Owner(s) of the Policy may make Future Income Purchases. Each Future Income Purchase that you make will increase the Future Income Payment amount in accordance with the factors described below. We will send you written confirmation after each Future Income Purchase, as described in Section B.3.

We base the Future Income Payment amount on:

•	the sex of the Annuitant;

•	the Policy Date;

•	the Future Income Start Date;

•	the Future Income Purchase Rate in effect when you make a Future Income Purchase;

•	the date of each Future Income Purchase;

•	the Future Income Purchase amount; and

•

the attained age of the Annuitant on the date of each Future Income Purchase, which we determine by counting 1/12 of a year for each full month from the Annuitant’s last birthday to the date of each Future Income Purchase.

If your Policy has joint Annuitants, following the death of an Annuitant, we will calculate the Future Income Payments applying joint life Mortality Table rates for Future Income Purchases made prior to that Annuitant’s death. We will apply single life Mortality Table rates for Future Income Purchases made subsequent to that Annuitant’s death.

The Future Income Payment amount may be adjusted if you change the Future Income Start Date, as described in Section A.5.

A.2 Limitations On Cancelling Future Income Payments

You may not cancel Future Income Payments if you have made a Future Income Purchase, but did not cancel the purchase pursuant to Section B.3.

A.3 How And When We Make Future Income Payments

If an Annuitant is living while this Rider is in effect, we will make Future Income Payments to the designated Payee, beginning on the Future Income Start Date. Once the Future Income Payments begin, they will continue for the lifetime of the Annuitant (the last surviving Annuitant for joint Annuitant policies).

NYLIAC may require proof from you that gives us the facts we need to verify that the Annuitant is living on the Future Income Start Date. We may also require this on any date we make a Future Income Payment, but not more than once in any twelve-month period.

We will make Future Income Payments in the amount shown on the last written confirmation statement received following the last Future Income Purchase you made prior to the Future Income Start Date, as described in Section B.2.

We will treat Future Income Payments that start prior to Annuitization of the Policy as a partial Annuitization for income tax purposes. Please consult your tax advisor.

A.4. Option To Receive Future Income Payment Advances

If you are receiving scheduled monthly Future Income Payments, you have the option to receive up to the number of Future Income Payments specified on the Rider Data Page in a lump sum in advance of the scheduled payment dates. If you exercise this option, you will receive a lump sum payment in an amount equal in value to

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the number of advanced payments that you elect to receive multiplied by the amount of each monthly Future Income Payment. Regularly scheduled monthly payments will resume in the month following the last month on which the payments would have been scheduled had you not opted for the advance payments.

If the Annuitant dies before scheduled Future Income Payments resume, any advanced Life Contingent Income Payments that we would not have paid after the death of the Annuitant must be returned. Any unreturned amount will be deducted from any death benefit payable.

You may exercise this advanced payment option only three (3) times while the Annuitant is living. To do so, you must provide us with a notice you sign that gives us the information we need. Scheduled monthly Future Income Payments must have resumed before you may exercise this option a second or third time. This option is not available if you are under Age 59 1/2 or if the Policy was issued as a Qualified Contract.

We will report advanced Future Income Payments as fully taxable.

A.5. Changing The Future Income Start Date

You may change the Future Income Start Date only one (1) time.

Following the first Future Income Purchase that you do not cancel pursuant to Section B.3, you may accelerate or defer the Future Income Start Date while the Annuitant is living, subject to the conditions shown on the Rider Data Page. To accelerate the Future Income Start Date, you must notify us in writing at least sixty (60) days prior to the new Future Income Start Date. To defer the Future Income Start Date, you must notify us in writing at least sixty (60) days prior to the original Future Income Start Date. The change will take effect as of the date we receive your signed notice that gives us the information we need.

After the first Future Income Purchase that you do not cancel pursuant to Section B.3, a change to the Future Income Start Date will result in an adjustment to the Future Income Payment amount. We will apply an interest rate change adjustment, as shown on the Rider Data Page, when determining the adjusted Future Income Payment amount.

If you accelerate the Future Income Start Date, this may result in a decrease to the Future Income Payment amount. If you defer the Future Income Start Date to a later date, this may result in an increase in the Future Income Payment amount. We will adjust the Future Income Payment amount on an actuarially equivalent basis. We will determine the adjusted Future Income Payment amount based on the mortality table and an index-based interest rate shown on the Rider Data Page. Additional conditions may apply as described in Subsections (a) and (b) below.

(a)	Accelerations of five (5) years or less (Qualified Contracts only, other than Roth IRAs): Future Income Payments adjusted as a result of an acceleration of the Future Income Start Date of five (5) years or less may be increased, consistent with IRS required minimum distribution rules. If a change to the Future Income Start Date results in an adjusted Future Income Payment amount that violates IRS restrictions, we will inform you to either withdraw or change your request to an allowable Future Income Start Date, if an allowable date is available.

(b)	Acceleration of more than five (5) years (Qualified Contracts only, other than Roth IRAs): Acceleration of the Future Income Start Date on Qualified Contracts, other than Roth IRAs, is subject to applicable IRS restrictions. If a change to the Future Income Start Date results in an adjusted Future Income Payment amount that violates IRS restrictions, we will inform you to either withdraw or change your request to an allowable Future Income Start Date, if an allowable date is available.

Should you exercise your right to change the Future Income Start Date, we will send you a notice to confirm your new Future Income Payment amount and new Future Income Start Date.

Within ten (10) days after you receive the written confirmation of a change to the Future Income Start Date, you may cancel the change by returning the confirmation to us with a request to cancel it. Effective on the Business Day that we receive your cancellation request, we will reinstate the prior Future Income Start Date. If you do not submit a request to cancel a Future Income Start Date change within ten (10) days of receiving written confirmation of the change, we will deem that Future Income Start Date final.

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A.6. Discontinuation Of The Interest Rate Index Used To Determine The Adjusted Future Income Payments

If the interest rate index shown on the Rider Data Page is no longer in effect at any time, we may substitute a comparable index, subject to any required regulatory approval. We will notify you, or any assignee of record, before we utilize a substitute index.

A.7 Partial Withdrawals Prior To The Future Income Start Date

Making a Partial Withdrawal under the Policy will not affect the Future Income Payments. Provided that you have sufficient Accumulation Value in the Policy after making a Partial Withdrawal, you may make Future Income Purchases, subject to the limitations specified on the Rider Data Page.

A.8. Surrender Of The Policy Prior To The Future Income Start Date

If you surrender the Policy prior to the Future Income Start Date and you have made Future Income Purchases, we will determine the Future Income Payment amount, as of the date of surrender, and make Future Income Payments beginning on the Future Income Start Date, provided that an Annuitant is living. If you have not made any Future Income Purchases, this Rider will end and we will not make any Future Income Payments.

A.9. Annuitizing The Policy Prior To The Future Income Start Date

Once you elect to Annuitize the Policy, you may no longer make any Future Income Purchases. If you elect to Annuitize the entire Accumulation Value of the Policy prior to the Future Income Start Date and you have not made any Future Income Purchases, this Rider will terminate and we will not make any Future Income Payments. If you have made Future Income Purchases, we will make Future Income Payments to you in an amount equal to the Future Income Payment amount determined as of the date you Annuitize the Policy. We will make these Future Income Payments to the Payee beginning on the Future Income Start Date, provided an Annuitant is living.

A.10 Additional Premium Payments After The Future Income Start Date

You may make Premium Payments following the Future Income Start Date, provided your Policy is still in force and your Age does not exceed the age limitations set forth on the Policy Data Page.

SECTION B - FUTURE INCOME PURCHASES

B.1. Making A Future Income Purchase

Subject to the limitations specified on the Rider Data Page, you may make a Future Income Purchase request to us in writing, or by any other method we make available. The Future Income Purchase amount will be deducted from the Policy’s Variable Accumulation Value. Once you have made a Future Income Purchase that has not been canceled under Section B.3, you may not make any Partial Withdrawals from the Future Income Payment amount or request transfers to an Allocation Option from the Future Income Payment amount. Your Future Income Purchase request may specify the percentage or dollar amount to be deducted from each Investment Division. If you do not specify a percentage or dollar amount, NYLIAC will deduct the purchase amount from each Investment Division on a pro-rata basis. If your Policy is subject to Surrender Charges, we will not apply a Surrender Charge to any amounts deducted to make Future Income Purchases.

You may not utilize the Accumulation Value in the Fixed Account or DCA Advantage Account to make Future Income Purchases. However, subject to the limitations specified on the Rider Data Page, once amounts held in the Fixed Account or DCA Advantage Account are transferred to the Investment Divisions, you may utilize them for Future Income Purchases.

You may make Future Income Purchases subject to the limitations that we determine. Such limitations could include, but not be limited to, setting the maximum amount of Future Income Purchases you may make. Should this occur, we will notify you in writing at least 30 days prior to any such change.

If your Policy is issued as a Qualified Contract, Future Income Purchases may be subject to IRS restrictions. If a Future Income Purchase would result in a Future Income Payment amount that violates applicable IRS restrictions, we will request that you either withdraw your request or change it to an amount that complies with such restrictions.

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B.2. Acknowledgment Of Future Income Purchases

Upon receipt of a request for a Future Income Purchase, we will provide you with written confirmation stating the amount of the Future Income Purchase, the new Future Income Payment amount, and the Future Income Start Date. Please examine this confirmation carefully.

Additional Future Income Purchases will not change the Future Income Start Date.

B.3. Cancellation Of A Future Income Purchase

Within ten (10) days after you receive the written confirmation of a Future Income Purchase, you may cancel the purchase by returning the confirmation to us with a request to cancel it. On the Business Day that we receive your cancellation request, we will return to the Variable Accumulation Value an amount equal in dollar value to the amount that was deducted for the Future Income Purchase. This amount may not be equal to the number of Accumulation Units deducted. As a result, the cancellation may result in an increase or decrease to the number of Accumulation Units before the cancellation.

If you do not submit a request to cancel a Future Income Purchase within ten (10) days of receiving written confirmation of that purchase, we will deem that Future Income Purchase final. Once final, we cannot return the amount of the purchase to the Investment Divisions.

B.4. Effect Of Future Income Purchases On Policy Values

The Variable Accumulation Value

Any Future Income Purchase will reduce the Variable Accumulation Value by the amount we deduct from the Investment Divisions to make the purchase. Any Variable Accumulation Value remaining in the Investment Divisions will continue to be valued as provided in Section Eight of the Policy.

The Separate Account Mortality and Expense Risk and Administrative Cost Charge

Future Income Purchases may affect the calculation of the Separate Account Mortality and Expense Risk and Administrative Cost Charge under the Policy. If so, this information will be provided on the Rider Data Page.

The Fixed Account and DCA Advantage Account Accumulation Values

Because you may not make Future Income Purchases from the Fixed Account or the DCA Advantage Account, there is no impact to these account values.

The Guaranteed Amounts Under the Policy and Any Attached Riders

Any guaranteed amount under the Policy or an attached rider that is proportionally reduced by amounts withdrawn from the Policy’s Accumulation Value will also be proportionally reduced by the amounts deducted from the Variable Accumulation Value to make Future Income Purchases. Making a Future Income Purchase does not preclude you from resetting the guaranteed amount under any attached riders, subject to the provisions of the applicable rider.

SECTION C – DEATH BENEFITS

C.1. Death Benefits Payable Under This Rider

If you have made Future Income Purchases under this Rider, a death benefit may be payable as described below. We will add any death benefit amount payable under this Rider to any death benefit amount payable under the “Beneficiary and Death Benefits” section of the Policy. Please refer to the Policy for the conditions under which a death benefit is payable.

The death benefit amount payable, if any, depends, in part, on whether or not the Policy’s Accumulation Value was surrendered and applied to Annuitize the Policy and whether or not Future Income Payments have commenced when death occurs.

A)	Death Benefits Payable Before Annuitization of the Policy

If the Policy ends due to the death of an Owner or Annuitant before the Policy is Annuitized and before the Future Income Start Date, this Rider ends and we will pay the Beneficiary a death benefit in an amount equal to the Cumulative Future Income Purchases.

If the Policy ends due to the death of an Owner or Annuitant before the Policy is Annuitized and after the Future Income Start Date, we will continue to make Future Income Payments to the Payee while an

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Annuitant is living. If the Payee dies before the Annuitant, then we will make Future Income payments to the Annuitant, unless you specify otherwise. If no Annuitant is living or when the Annuitant dies (the last surviving Annuitant for joint Annuitant policies), we will pay to the Beneficiary, even if the Payee is still living, a death benefit, if any, in an amount equal to the Cumulative Future Income Purchases less the sum of Future Income Payments made as of the date of death of the Annuitant (the last surviving Annuitant for joint Annuitant policies).

B)	Death Benefits Payable After Annuitization of the Policy

If an Owner dies after the Policy is Annuitized and before the Future Income Start Date, this Rider ends and we will pay the Beneficiary a death benefit in an amount equal to the Cumulative Future Income Purchases, even if an Annuitant is still living.

If an Owner dies after the Policy is Annuitized and after the Future Income Start Date, we will continue making Future Income Payments to the Payee while an Annuitant is living. If the Payee dies before the Annuitant, then we will make Future Income Payments to the Annuitant, unless you specify otherwise. If no Annuitant is living, or when the Annuitant dies (the last surviving Annuitant for joint Annuitant policies), we will pay the Beneficiary, even if the Payee is still living, a death benefit, if any, in an amount equal to the Cumulative Future Income Purchases less the sum of Future Income Payments made as of the date of death of the Annuitant (the last surviving Annuitant for joint Annuitant policies).

C.2. Payment Of Death Benefit Proceeds

We will pay any death benefit proceeds due under this Rider, either before or after the Future Income Start Date, in accordance with the terms of the Policy describing payment of death benefit proceeds prior to or after the Annuity Commencement Date. However, any death benefit payable after the Future Income Start Date will be paid in a lump sum to the Beneficiary.

C.3. Death Of An Annuitant Prior To Annuitization Of The Policy While The Owner Is Living

If the Policy is issued with one Annuitant and the Annuitant dies before the Future Income Start Date, the Owner (primary Owner for jointly owned policies) becomes the new Annuitant. We will increase the Variable Accumulation Value by an amount equal to the Cumulative Future Income Purchases made while the Annuitant was living. We will apply the increase, on a pro-rata basis, based on the Investment Division allocations in effect as of the date of the Annuitant’s death. We will make this adjustment as of the date we receive Proof of Death for the Annuitant. No Future Income Payments will be made with the Future Income Purchases based on the original Annuitant’s life. However, the Owner may make Future Income Purchases based on his or her own life, as the new Annuitant, to provide Future Income Payments.

For joint Annuitant policies, if an Annuitant who is not an Owner dies prior to the Future Income Start Date, we will not add a new joint Annuitant; nor will we adjust the Accumulation Value in connection with any Future Income Purchases made prior to the Annuitant’s death. The Owner may continue to make Future Income Purchases based on the life of the surviving Annuitant, as described in Section A.1. These purchases will be added to any joint-life Future Income Purchases, made prior to the Annuitant’s death, to provide Future Income Payments.

C.4. Spousal Continuation And Future Income Payments

If you die prior to Annuitizing the Policy and your Spouse is eligible to continue the Policy in accordance with the Spousal continuance requirements under the Policy, the following will occur if your Spouse continues the Policy:

A)	If You Die Prior to the Future Income Start Date

i)	If you were the only Annuitant and you have not made any Future Income Purchases, your Spouse may make Future Income Purchases based on his or her own life as the new Annuitant, subject to the limitations under this Rider.

ii)	If you were the only Annuitant and you made Future Income Purchases, we will not pay any Future Income Payments to the Payee based on those Future Income Purchases. Instead, we will increase the Policy’s Variable Accumulation Value by an amount equal to the Cumulative Future Income Purchases. We will apply the increase on a pro-rata basis, based on the Investment Division allocations in effect as of the date of your death. We will make this adjustment as of the date we receive Proof of Death for you. Following this adjustment, your Spouse may make Future Income Purchases based on his or her own life as the new Annuitant, subject to the limitations under this Rider.

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iii)	If you and your Spouse were joint Annuitants, your Spouse may make Future Income Purchases based on his or her own life, subject to the limitations of this Rider, even if you made joint-life Future Income Purchases prior to your death. We will apply all Future Income Purchases that either of you made to make Future Income Payments.

iv)	If you were not an Annuitant, your Spouse may make Future Income Purchases based on the life of the Annuitant, or joint Annuitants, as applicable, subject to the limitations of this Rider. We will apply all Future Income Purchases that either of you made to make Future Income Payments.

B)	If You Die After the Future Income Start Date

If you die prior to Annuitizing the Policy and your Spouse continues the Policy, we will continue making Future Income Payments to the Payee while an Annuitant is living.

SECTION D – GENERAL PROVISIONS

D.1. Ownership Rights And Assignments Under This Rider

In addition to the ownership rights specified in the Policy, your ownership rights include but are not limited to the right to make Future Income Purchases, receive Future Income Payments, change the Future Income Start Date and designate a Payee other than you to receive Future Income Payments.

If you assign the Policy, the assignee may not make any Future Income Purchases.

D.2. Report To Owner

In addition to the information we will include in the report that we will provide under Section 11.1 of the Policy, we will include the Future Income Payment amount as of the end of the reporting period. If you have made any Future Income Purchases, the report will include the date and amount of the Future Income Purchases made in the reporting period, the Future Income Purchases made in the reporting period, the Future Income Payment amount, the Future Income Start Date, as well as any other facts of the Policy required by state law or regulation.

D.3. Policy Termination

If the Policy ends after you have made any Future Income Purchases or after the Future Income Start Date, our obligations under this Rider will remain in effect, provided that the Annuitant (the last surviving Annuitant for joint Annuitant policies) is still living.

D.4. Misstatement Of Age Or Sex

If the Age or sex of the Annuitant shown on the Policy Data Page is not correct as stated, we will adjust any amount payable under this Rider to the amount that any Future Income Purchases would have purchased at the correct Age or sex. If we made Future Income Payments based on the incorrect Age or sex, we will increase or reduce a later payment or payments to adjust for the error. Any adjustment will include interest at one percent (1.00%) per year, credited or charged as applicable, from the date of the incorrect payment to the date on which we make the adjustment.

D.5. Investment Of The Assets Supporting Future Income Payments

The assets supporting Future Income Payments are the assets in NYLIAC’s General Account, which is not supported by the Separate Account. NYLIAC invests the assets of the General Account in accordance with applicable law governing the investments of insurance company General Accounts. NYLIAC’s General Account assets consist of all of its assets, other than those allocated to the Separate Account. NYLIAC’s General Account assets support all of its liabilities except Separate Account liabilities.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

[		]	[15]	[		]	[15]
	President				Secretary

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NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

RIDER

FUTURE INCOME

RIDER DATA PAGE

RIDER EFFECTIVE DATE: The date on which you make your first Future Income Purchase that you do not cancel under Section B.3 of this Rider.

FUTURE INCOME PAYMENTS:

FUTURE INCOME START DATE: When you make your first Future Income Purchase, you must select your Future Income Start Date, which must be at least [two (2)]1 years following your initial Future Income Purchase and no later than [forty (40)]1 years following that purchase, so long as the Annuitant’s (oldest joint Annuitant, if applicable) Age is between [20 and 85 years]2 on the Future Income Start Date.

FUTURE INCOME PAYMENT OPTION: [Life with cash refund is the only income payment option available for the Future Income Payments that you purchase under this Rider.]3

CHANGE OF FUTURE INCOME START DATE:

After you have selected the Future Income Start Date, you may change this date one time only, as follows:

Earliest Accelerated Future Income Start Date: Thirteen (13) months after the date of your last Future Income Purchase.

Latest Deferred Future Income Start Date: Five (5) years after your original Future Income Start Date, or [the Age at which the Annuitant (oldest joint Annuitant, if applicable) turns 85 years]4, whichever is earlier.

Adjusted Future Income Payments, resulting from a change to the Future Income Start Date, will be determined based on the factors below:

Annuity Mortality Table: [Annuity 2000 Table]5

Interest Rate: Moody’s Seasoned Baa Corporate Bond (DBAA) Yield. Adjusted Income Benefit Payments will be determined using the Moody’s rate in effect three (3) days* prior to the effective date of the change to the Future Income Start Date.

*Any day NYLIAC is open for business.

Interest Rate Change Adjustment: If you wish to accelerate the Future Income Start Date, the interest rate adjustment will increase the Moody’s rate by [one and one-half percent (1.50%)]6. If you choose to defer the Future Income Start Date, the interest rate adjustment will decrease the Moody’s rate by [one and one-half percent (1.50%)]6.

If your Policy is jointly owned and has joint Annuitants, following the death of the first Annuitant, if you change the Future Income Start Date, we will utilize a single life Annuity Mortality Table. The Interest Rate Adjustment will increase the Moody’s rate by [one and one-half percent (1.50%)]6 if you accelerate the Future Income Start Date. We will decrease the Moody’s rate by [one and one-half percent (1.50%)]6 if you defer it.

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FUTURE INCOME RIDER DATA PAGE (Page 2, Cont’d.)

FUTURE INCOME PAYMENT ADVANCES: If you exercise your option to receive Future Income Payments in a lump sum in advance of the scheduled payment dates, you may receive advances of up to [eight (8)]7 such payments.

FUTURE INCOME PURCHASES:

LIMITATIONS ON MAKING FUTURE INCOME PURCHASES:

Minimum Amount of initial Future Income
Purchase:	[$5,000][8]

Minimum Amount of Future
Income Purchase Following Initial Purchase:	[$100][9]

Waiting period following our receipt of a Premium Payment before you may make a Future Income Purchase:	[One (1) year][10][*][10]
[*Except that, prior to the expiration of this waiting period, you may make Future Income Purchases utilizing an amount equal to that portion of the Policy’s Accumulation Value that exceeds the value of the Premium Payments as of the time of the purchase. Any purchases you make will be deducted from the Policy’s Variable Accumulation Value.][10]

Latest date on which you may make a Future Income Purchase:	[Up until two (2) years][11] preceding the Future Income Start Date]

Cancellation Period for each Future Income Purchase:	Within [ten (10) days][12] of receipt of the written confirmation of the Future Income Purchase

Maximum number of Future Income Purchases in a Policy Year:	[12][13]

FUTURE INCOME PURCHASE RATE: The Future Income Purchase Rate will be based on the Future Income Purchase Rate that is in effect at the time of each Future Income Purchase. This rate will not be less than those rates that are in effect at the time of purchase for a new annuity policy issued with the same settlement option and income start date as this Rider and where the annuitant has attained the same Age as the Annuitant for this Rider, subject to any guarantees provided in the Policy or this Rider.

[EFFECT OF FUTURE INCOME PURCHASES ON THE CALCULATION OF THE SEPARATE ACCOUNT MORTALITY AND EXPENSE RISK ADMINISTRATIVE COST CHARGE: For purposes of determining the Adjusted Premium Payment when calculating the Separate Account Mortality and Expense Risk and Administrative Cost Charge, the amount withdrawn from this Policy to make a Future Income Purchase will reduce the Premium Payment in the same manner as a Partial Withdrawal, as described on the Policy Data Page.]14

For a description of any death benefits that may be payable under this Rider, please refer to Section C.

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